EXHIBIT 10.21
October 21, 2010
Mr. Robert Schultz
5751 Copley Drive, Suite B
San Diego, CA 92111
Dear Mr. Schultz:
Reva Medical, Inc. (the “Company”) is pleased to have you continue to serve as an employee of the Company in the position of President and Chief Operating Officer, reporting to the Company’s Chief Executive Officer. This letter (this “Agreement”) sets forth the terms of your continued employment and amends and restates any offer letter executed between you and the Company on or prior to the commencement of your employment in its entirety. The terms of your continued employment are the following:
1.	Start Date: Your position as a full-time employee of the Company commenced on October 22, 2001.

2.	Salary: You annual salary will be increased to $290,000 commencing on the execution of this Agreement, to be paid monthly in accordance with the Company’s standard payroll policies (subject to normal required withholding), and the Compensation Committee of the Board, will continue to review your salary level annually.

3.	Targeted Bonus: Beginning in 2011, you will be eligible to receive a discretionary annual bonus targeted for 30% of your annual salary upon meeting certain goals mutually set on an annual basis by the Compensation Committee of the Board. Any bonus payable hereunder shall be paid prior to March 15 of the calendar year following the calendar year to which such bonus relates.

4.	Additional Equity Grant: Upon execution of this Agreement and approval by the Board of Directors, you will be granted additional options ( “Options”) to purchase 215,00 shares of Company common. Your Options will have a per share exercise price equal to the fair market value of Company common stock on the date of grant, as determined by the Board, shall be immediately exercisable and shall vest based upon your continued service to the Company with 25% of the shares subject to the Options vesting on the first anniversary of the date of grant and 1/36th of the total number of shares subject to the Options vesting each month thereafter such that the Options will be fully vested on the fourth anniversary of the date of grant.

5.	Severance: In the event that your employment with the Company is terminated without Cause as defined in this Agreement or if you resign for Good Reason, you will be entitled to receive six months of base salary and COBRA (medical and dental insurance coverage), in each case, payable in substantially equal installments in accordance with the Company’s payroll practices, as severance, in exchange for you signing and not revoking a severance agreement and general release against the Company and its affiliates within 60 days following your termination of employment (“Severance Agreement”). For purposes of this Agreement, Cause is defined as: (i) willful failure by the Employee to substantially perform his duties hereunder, other than a failure resulting from the Employee’s complete or partial incapacity due to physical or mental illness or impairment, (ii) a willful act by the Employee which constitutes gross misconduct and which is injurious to the Company, (iii) a willful breach by the Employee of a material provision of this Agreement, (iv) a material and willful violation of a federal or state law or regulation applicable to the business of the Company, or (v) termination of your employment in connection with the bankruptcy, insolvency, liquidation, or similar winding-up of the business of the Company. No severance benefits would be paid or provided to the Employee under this Agreement on account of a termination for Cause.

“Good Reason” shall mean solely and specifically: (i) any reduction by more than ten percent in your base salary or any guaranteed bonus, (ii) a material diminution of your job duties or responsibilities, or (iii) a change in the location of your employment of more than 35 miles (which is material) from its current location unless such relocation is within 50 miles of your principal residence.

6.	Notice and Opportunity to Cure: Notwithstanding the foregoing, in order to terminate your employment for Good Reason (i) you shall first give the Company written notice stating with reasonable specificity the basis for the termination with Good Reason within ninety (90) days of the first occurrence of the event giving rise to Good Reason, (ii) give the Company a period of thirty (30) days to cure or remedy the problem, unless such problem cannot be cured or remedied within thirty (30) days, in which case the period for remedy or cure shall be extended for a reasonable time (not to exceed an additional thirty (30) days) and (iii) terminate your employment within thirty (30) days following the expiration of such cure period.

7.	Benefits: You shall be entitled to the Company’s basic employment benefits available to all Company Employees.

8.	At-Will Employment. Your employment with the Company will be “at-will,” meaning that either you or the Company will be entitled to terminate your employment at any time and for any or no reason, with or without cause. Although your job duties, title, compensation and benefits, as well as the Company’s personnel policies and procedures, may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and a duly authorized officer of the Company. Your participation in any stock purchase or benefit program is not to be regarded as assuring you continuing employment for any particular period of time.

9.	Agreements: You previously signed the Company’s standard Employee Agreement. You agree to abide by such Employee Agreement and by the Company’s policy that prohibits any new employee from bringing with him or her from any previous employer any confidential information, trade secrets, or proprietary materials or processes of such former employer. You will agree to follow the Company’s policy that employees must not disclose any information regarding salary, bonuses, or stock purchase or option allocations to other employees, either directly or indirectly.

10.	Section 409A: Notwithstanding anything in this Agreement to the contrary, any compensation or benefits payable under this Agreement that constitutes “nonqualified deferred compensation” (“Deferred Compensation”) within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and which is designated under this Agreement as payable upon your termination of employment shall be payable only upon your “separation from service” with the Company within the meaning of Section 409A of the Code (a “Separation from Service”) and, except as otherwise provided under this paragraph, any such compensation or benefits shall not be paid, or, in the case of installments, shall not commence payment, until the sixtieth (60th) day following your Separation from Service. Any installment payments that would have been made to you during the sixty (60) day period immediately following your Separation from Service but for the preceding sentence shall be paid to you on the sixtieth (60th) day following your Separation from Service and the remaining payments shall be made as provided in this Agreement. Notwithstanding any provision herein to the contrary, if you are deemed by the Company at the time of your Separation from Service to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Code, to the extent delayed commencement of any portion of the benefits to which you are entitled under this Agreement is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, such portion of your benefits shall not be provided to you prior to the earlier of(i) the expiration of the six-month period measured from the date of your Separation from Service with the Company or (ii) the date of your death. Upon the first business day following the expiration of the applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to the preceding sentence shall be paid in a lump sum to you (or your estate or beneficiaries), and any remaining payments due to you under this Agreement shall be paid as otherwise provided herein. To the extent that any reimbursements under this Agreement are subject to the provisions of Section 409A of the Code, any such reimbursements payable to you shall be paid to you no later than December 31 of the year following the year in which the expense was incurred, the amount of expenses reimbursed in one year shall not affect the amount eligible for reimbursement in any subsequent year, and your right to reimbursement under this Agreement will not be subject to liquidation or exchange for another benefit. Your right to receive any installment payments under this Agreement, including without limitation any continuation salary payments that are payable on Company payroll dates, shall be treated as a right to receive a series of separate payments and, accordingly, each such installment payment shall at all times be considered a separate and distinct payment as permitted under Treasury Regulation Section 1.409A-2(b)(2)(iii).

11.	Entire Agreement: This Agreement, together with your Employee Agreement, constitutes the entire agreement between the parties with respect to your employment with the Company, superseding all other agreements or understandings.
We are delighted to have you continue with our team. We’ve got a lot to accomplish, and I’m confident that you’ll continue to prove to be a major contributor to a successful outcome at the Company.
Sincerely,
Robert J. Stockman
Chairman & CEO
Accepted and Agreed:
/s/ Robert Schultz
Robert Schultz
Date: 10/21/2010